SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2011

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement regarding key financial and performance indicators for the first three quarters of 2011, dated October 28, 2011	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

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•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 31, 2011	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS FOR THE FIRST

THREE QUARTERS OF 2011

The unaudited financial data of the Group for the first three quarters of 2011

(excluding the amortisation of upfront connection fees)

•	Operating revenues were RMB182,357 million, representing an increase of 11.8% over the corresponding period of last year

•	EBITDA (before CDMA network capacity lease fees) was RMB72,389 million, representing an increase of 6.1% over the corresponding period of last year

•	Profit attributable to equity holders of the Company was RMB13,859 million, representing an increase of 10.1% over the corresponding period of last year.

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first three quarters of 2011.

Financial Data (prepared based on International Financial Reporting Standards but operating revenues and profit excluded the amortisation of upfront connection fees)

	For the period from 1 January 2011 to 30 September 2011	For the period from 1 January 2010 to 30 September 2010	Increase/ (Decrease)

	(RMB million)	(RMB million)

Operating revenues	182,357	163,162	11.8%

Operating expenses

Depreciation and amortisation	(38,089)	(38,687)	(1.5%)
Network operations and support	(39,233)	(35,218)	11.4%
Selling, general and administrative	(33,567)	(29,535)	13.7%
Personnel expenses	(29,955)	(26,916)	11.3%
Other operating expenses	(20,834)	(13,120)	58.8%

Total operating expenses	(161,678)	(143,476)	12.7%

Operating profit	20,679	19,686	5.0%

Finance costs and others	(1,782)	(2,702)	(34.0%)

Profit before taxation	18,897	16,984	11.3%
Income tax	(4,977)	(4,347)	14.5%

Profit for the first three quarters	13,920	12,637	10.2%

Profit attributable to:
Equity holders of the Company	13,859	12,593	10.1%
Non-controlling interests	61	44	38.6%

	As at 30 September 2011	As at 31 December 2010

	(RMB million)	(RMB million)

Total Assets	410,353	407,355	0.7%
Total Liabilities	(170,419)	(175,391)	(2.8%)

Total Equity	239,934	231,964	3.4%

Business Data

	As at 30 September 2011/ For the period from 1 January 2011 to 30 September 2011	As at 30 September 2010/ For the period from 1 January 2010 to 30 September 2010

Mobile Subscribers (Million)	116.95	82.98
of which 3G Subscribers (Million)	28.43	9.15
Net Add of Mobile Subscribers (Million)	26.43	26.89
of which Net Add of 3G Subscribers (Million)	16.14	5.08
Mobile Voice Usage (Billion Minutes)	294.5	208.9
Wireline Broadband Subscribers (Million)	73.69	61.07
Net Add of Wireline Broadband Subscribers (Million)	10.21	7.61
Local Access Lines in Service (Million)	170.96	178.28
including:
Household (Million)	108.74	111.39
Government & Enterprise (Million)	36.11	33.27
Public Telephone (Million)	14.05	14.64
Wireless Local Access (Million)	12.06	18.98
Net Decrease of Local Access Lines in Service (Million)	(4.09)	(10.28)
Wireline Local Voice Usage (Billion Pulses)	158.1	193.2
Wireline Long Distance Usage (Billion Minutes)	41.7	54.5

For the first three quarters of 2011, the Group proactively implemented the strategic positioning as “a leader of intelligent pipeline, a provider of integrated platforms, and a participant in content and application development”, adhering to integrated differentiated operation. Riding on mobile, broadband and industry applications as a breakthrough to promote scale development of full services operation, the business structure was further optimised and the profitability was enhanced. The mobile services continued to grow rapidly, demonstrating concurrent achievements in rapid expansion in mobile customer scale and revenues and progressive increase in subscriber market share. The number of mobile subscribers reached a total number of 117 million, of which 28.43 million were 3G subscribers. The net addition of mobile subscribers was 26.43 million for the first three quarters and the average mobile service revenue per user per month (ARPU) had a moderate decline as compared to that for the full year of last year. Facing the challenges from the new Internet technology, mobile substitution and churn of PAS subscribers, the Group continued to record negative growth in its number of local access lines in service for the first three quarters. In response thereto, the Group strengthened the integrated packaging of full services operation, while strictly controlling sales initiatives for the low-end customers and endeavouring to maintain the return of wireline voice service. Services like Internet and data services continued its robust growth momentum, which effectively mitigated the impact of decline in the wireline voice services. The wireline broadband subscribers reached 73.69 million, representing a net addition of 10.21 million. The fundamentals of the overall wireline services continued to remain stable.

The Company’s operation was on track as planned for the first three quarters of 2011. Excluding the amortisation of upfront connection fees of RMB98 million, the operating revenues were RMB 182,357 million, representing an increase of 11.8% from the same period of last year. Revenues from sale of mobile terminals were approximately RMB10,100 million, increased by nearly two times over the corresponding period of last year. Meanwhile, other operating expenses increased significantly from the same period of last year as a result of the corresponding significant increase in the costs of mobile terminals sold. Over the period, the Group increased the sales initiatives to effectively foster the business growth momentum and therefore, selling, general and administrative expenses increased by 13.7% from the same period of last year. EBITDA (before CDMA network capacity lease fees) was RMB 72,389 million, an increase of 6.1% from the same period of last year. The profit attributable to equity holders of the Company was RMB 13,859 million, representing an increase of 10.1% from the same period of last year. EBITDA margin was 39.7%, representing a decline of 2.1 percentage points from 41.8% of the same period of last year.

The Group will persist in deepening strategic transformation and innovation, insisting on differentiated strategy, enhancing service quality to accelerate scale development. As for the innovative services, the Group will persist in data traffic operation and centralised efficient operation to drive expansion in mobile Internet services. Starting from the government and enterprises customers, the Group will endeavour to expand the “Cloud service” market. The Group will advocate innovation and transformation, win-win operation, pragmatism and strong execution with a view to achieving a new breakthrough in scale development and creating more value for shareholders.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 28 October 2011

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

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